UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. N/A)

SIGNET JEWELERS
(Name of Issuer)
COMMON
(Title of Class of Securities)
G812761002 (B3C9VJ1 - sedol number)
(CUSIP Number)
DECEMBER 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	488360108	Page	2	of	5

1	NAMES OF REPORTING PERSONS SPRUCEGROVE INVESTMENT MANAGEMENT LTD. 181 University Avenue, Suite 1300 Toronto, Ontario, Canada M5H 3M7
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	ONTARIO, CANADA

	5	SOLE VOTING POWER

NUMBER OF		5,943,856

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		NONE

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,674,070

WITH:	8	SHARED DISPOSITIVE POWER

		NONE

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,674,070

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

Item 1.

(a)	Name of Issuer	SIGNET JEWELERS

(b)	Address of Issuer’s Principal Executive Offices	Clarendon House 2 Church Street Hamilton Hm 11, Bermuda
Item 2.

(a)	Name of Person Filing	SPRUCEGROVE INVESTMENT MANAGEMENT LTD.

(b)	Address of Principal Business Office	SPRUCEGROVE INVESTMENT MANAGEMENT LTD. 181 University Avenue, Suite 1300 Toronto, Ontario, Canada M5H 3M7

(c)	Citizenship	SPRUCEGROVE INVESTMENT MANAGEMENT LTD — N/A

(d)	Title of Class of Securities	COMMON

(e)	CUSIP Number	G812761002 (B3C9VJ1 — sedol number)

Item 3.	If this statement is filed pursuant to §§40.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-l (b )(1)(ii)(E);
(f)	☐	An employee benefit plan or endowmen t fund in accordance with §240.13d-l(b) (1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-l(b) (1)(ii)( G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a3);
(j)	☑	Group, in accordance with §240.13d-l(b)(I)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	SPRUCEGROVE INVESTMENT MGMT — 6,674,070 SHARES

(b)	Percent of class:	SPRUCEGROVE INVESTMENT MANAGEMENT — 7.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	SPRUCEGROVE INVESTMENT MANAGEMENT LTD — 5,943,856 SHARES

(ii)	Shared power to vote or to direct the vote	NONE

(iii)	Sole power to dispose or to direct the disposition of	SPRUCEGROVE INVESTMENT MANAGEMENT LTD — 6,674,070SHARES

(iv)	Shared power to dispose or to direct the disposition of	NONE

Item 5.	Ownership of five Percent or Less of a Class N/A
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Reported on By the Parent Holding Company or Control Person. N/A
If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1 (b) (l)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.	Identification and Classification of Members of the Group SPRUCEGROVE INVESTMENT MANAGEMENT LTD. — IA
If a group has filed this schedule pursuant to ‘240.13d-1(b)(l)(ii)(J), so indicate under Item 30) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ‘240.13d-1 ( c) or ‘240.13d-1 (d), attach an exhibit stating the identity of each member of the group.

Item 9.	Notice of Dissolution of Group N/A
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.	Certification
(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
03/30/2009

Date
/s/  Blake Murphy

Signature
BLAKE MURPHY / CHIEF OPERATING OFFICER

Name / Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 V.S.C. 1001)

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